605 Page 1 of 5 Form 605 Corporations Act 2001 Section 671B Notice of ceasing to be a substantial holder To Company Name/Scheme RIO TINTO LTD ACN/ARSN/ABN 96 004 458 404 1. Details of substantial holder (1) Name JPMorgan Chase & Co. and its affiliates ACN/ARSN (if applicable) NA 2. Changes in relevant interests Particulars of each change in, or change in the nature of, a relevant interest (2) of the substantial holder or an associate (3) in voting securities of the company or scheme, since the substantial holder was last required to give a substantial holding notice to the company or scheme are as follows: Date of change Person whose relevant interest changed Nature of change (4) Consideration given in relation to change (5) Class (6) and number of securities affected Person's votes affected See Appendix JPMORGAN CHASE BANK, N.A. Securities on Loan as Agent Lender See Appendix 948,342 (Ordinary) 948,342 (Ordinary) See Appendix J.P. MORGAN SECURITIES PLC Holder of securities subject to an obligation to return under a securities lending agreement See Appendix 55,000 (Ordinary) 55,000 (Ordinary) See Appendix J.P. MORGAN SECURITIES PLC Purchase and sales of securities in its capacity as Principal/Proprietary See Appendix 105,468 (Ordinary) 105,468 (Ordinary) See Appendix J.P. MORGAN SECURITIES LLC Rehypothecation of client securities under a Prime Brokerage Agreement See Appendix 23,424 (Ordinary) 23,424 (Ordinary) See Appendix J.P. MORGAN SECURITIES AUSTRALIA LIMITED Holder of securities subject to an obligation to return under a securities lending agreement See Appendix 5,000 (Ordinary) 5,000 (Ordinary) The holder ceased to be a substantial holder on 18/September/2026 The previous notice was given to the company on 15/September/2026 The previous notice was dated 11/September/2026 EXHIBIT 99.11

605 Page 2 of 5 See Appendix J.P. MORGAN SECURITIES AUSTRALIA LIMITED Purchase and sales of securities in its capacity as Principal/Proprietary See Appendix 97,682 (Ordinary) 97,682 (Ordinary) See Appendix JPMORGAN CHASE BANK, N.A. In its capacity as investment manager or in various other related capacities See Appendix 2,495 (Ordinary) 2,495 (Ordinary) See Appendix JPMORGAN ASSET MANAGEMENT (UK) LIMITED In its capacity as investment manager or in various other related capacities See Appendix 1,957 (Ordinary) 1,957 (Ordinary) See Appendix JPMORGAN ASSET MANAGEMENT (ASIA PACIFIC) LIMITED In its capacity as investment manager or in various other related capacities See Appendix 15,440 (Ordinary) 15,440 (Ordinary) See Appendix J.P. MORGAN INVESTMENT MANAGEMENT INC. In its capacity as investment manager or in various other related capacities See Appendix 923 (Ordinary) 923 (Ordinary) See Appendix JPMORGAN ASSET MANAGEMENT (UK) LIMITED Securities received as collateral due to securities lending See Appendix 1,712.78 (Ordinary) 1,712.78 (Ordinary) See Appendix JPMORGAN ASSET MANAGEMENT (SINGAPORE) LIMITED Securities received as collateral due to securities lending See Appendix 46.52 (Ordinary) 46.52 (Ordinary) See Appendix JPMORGAN ASSET MANAGEMENT (JAPAN) LIMITED Securities received as collateral due to securities lending See Appendix 103.87 (Ordinary) 103.87 (Ordinary) See Appendix JPMORGAN ASSET MANAGEMENT (ASIA PACIFIC) LIMITED Securities received as collateral due to securities lending See Appendix 6.32 (Ordinary) 6.32 (Ordinary)

605 Page 3 of 5 See Appendix J.P. MORGAN INVESTMENT MANAGEMENT INC. Securities received as collateral due to securities lending See Appendix 192.34 (Ordinary) 192.34 (Ordinary) ***Please note that J.P. MORGAN SECURITIES LLC also retains a relevant interest in 636 of these shares through a proxy voting delegation agreement. 3. Changes in association The persons who have become associates (3) of, ceased to be associates of, or have changed the nature of their association (7) with, the substantial holder in relation to voting interests in the company or scheme are as follows: Name and ACN/ARSN (if applicable) Nature of association J.P. MORGAN SECURITIES AUSTRALIA LIMITED Subsidiary of JPMorgan Chase & Co. J.P. MORGAN SECURITIES LLC Subsidiary of JPMorgan Chase & Co. J.P. MORGAN SECURITIES PLC Subsidiary of JPMorgan Chase & Co. JPMORGAN CHASE BANK, N.A. Subsidiary of JPMorgan Chase & Co. J.P. MORGAN INVESTMENT MANAGEMENT INC. Subsidiary of JPMorgan Chase & Co. JPMORGAN ASSET MANAGEMENT (UK) LIMITED Subsidiary of JPMorgan Chase & Co. JPMORGAN ASSET MANAGEMENT (ASIA PACIFIC) LIMITED Subsidiary of JPMorgan Chase & Co. JPMORGAN ASSET MANAGEMENT (JAPAN) LIMITED Subsidiary of JPMorgan Chase & Co. JPMORGAN ASSET MANAGEMENT (SINGAPORE) LIMITED Subsidiary of JPMorgan Chase & Co. 4. Addresses The addresses of persons named in this form are as follows: Name Address JPMorgan Chase & Co. 270 Park Avenue, New York, New York, NY, 10017, United States J.P. MORGAN SECURITIES AUSTRALIA LIMITED LEVEL 18, 83-85 CASTLEREAGH STREET, SYDNEY, NSW 2000, Australia J.P. MORGAN SECURITIES LLC 270 Park Avenue, New York, New York, NY, 10017, United States J.P. MORGAN SECURITIES PLC 25 Bank Street, Canary Wharf, London, E14 5JP, England JPMORGAN CHASE BANK, N.A. 1111 Polaris Parkway, Columbus, Delaware, OH, 43240, United States J.P. MORGAN INVESTMENT MANAGEMENT INC. 270 Park Avenue, New York, New York, NY, 10017, United States JPMORGAN ASSET MANAGEMENT (UK) LIMITED 60 Victoria Embankment, London, EC4Y0JP, England JPMORGAN ASSET MANAGEMENT (ASIA PACIFIC) LIMITED 19 & 20/F, Chater House, 8 Connaught Road Central, Hong Kong, Hong Kong

605 Page 4 of 5 JPMORGAN ASSET MANAGEMENT (JAPAN) LIMITED Tokyo Building, 7-3 Marunouchi 2 Chome,Chiyoda-ku, Tokyo, 100 6432, Japan JPMORGAN ASSET MANAGEMENT (SINGAPORE) LIMITED 88 Market Street, 30-00 CapitaSpring, Singapore, 048948, Singapore Signature Print name Vasim Pathan Capacity Compliance Officer Sign here Date 22/September/2026

605 Page 5 of 5 DIRECTIONS (1) If there are a number of substantial holders with similar or related relevant interests (e.g. a corporation and its related corporations, or the manager and trustee of an equity trust), the names could be included in an annexure to the form. If the relevant interests of a group of persons are essentially similar, they may be referred to throughout the form as a specifically named group if the membership of each group, with the names and addresses of members is clearly set out in paragraph 4 of the form. (2) See the definition of "relevant interest" in sections 608 and 671B(7) of the Corporations Act 2001. (3) See the definition of "associate" in section 9 of the Corporations Act 2001. (4) Include details of: (a) any relevant agreement or other circumstances because of which the change in relevant interest occurred. If subsection 671B(4) applies, a copy of any document setting out the terms of any relevant agreement, and a statement by the person giving full and accurate details of any contract, scheme or arrangement, must accompany this form, together with a written statement certifying this contract, scheme or arrangement; and (b) any qualification of the power of a person to exercise, control the exercise of, or influence the exercise of, the voting powers or disposal of the securities to which the relevant interest relates (indicating clearly the particular securities to which the qualification applies). See the definition of "relevant agreement" in section 9 of the Corporations Act 2001. (5) Details of the consideration must include any and all benefits, money and other, that any person from whom a relevant interest was acquired has, or may, become entitled to receive in relation to that acquisition. Details must be included even if the benefit is conditional n the happening or not of a contingency. Details must be included of any benefit paid on behalf of the substantial holder or its associate in relation to the acquisitions, even if they are not paid directly to the person from whom the relevant interest was acquired. (6) T he voting shares of a company constitute one class unless divided into separate classes. (7) Give details, if appropriate, of the present association and any change in that association since the last substantial holding notice.

TRADES FOR RELEVANT PERIOD Appendix Transaction Date Entity Product Type Type of Transaction Quantity Price (AUD) Consideration Balance at start of relevant period 18,633,405.23 14-Sep-26 J.P. MORGAN SECURITIES PLC Equity Borrow 196 - -$ 14-Sep-26 J.P. MORGAN SECURITIES PLC Equity Borrow 862 - -$ 14-Sep-26 J.P. MORGAN SECURITIES PLC Equity Borrow 15,715 - -$ 14-Sep-26 J.P. MORGAN SECURITIES PLC Equity Borrow 8,227 - -$ 14-Sep-26 J.P. MORGAN SECURITIES PLC Equity Sell (267) 167.48 44,716.23$ 14-Sep-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (136) 168.30 22,888.80$ 14-Sep-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 587 168.20 98,733.40$ 14-Sep-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (11) 168.20 1,850.20$ 14-Sep-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 191 168.20 32,126.20$ 14-Sep-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 11,952 167.97 2,007,559.34$ 14-Sep-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (210) 167.60 35,195.22$ 14-Sep-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 9 167.67 1,509.07$ 14-Sep-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (43) 167.51 7,202.80$ 14-Sep-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 909 167.41 152,179.67$ 14-Sep-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (1,834) 168.20 308,478.80$ 14-Sep-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (7) 167.95 1,175.67$ 14-Sep-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (29) 167.64 4,861.52$ 14-Sep-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 353 167.85 59,249.34$ 14-Sep-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (4,414) 168.11 742,029.07$ 14-Sep-26 J.P. MORGAN SECURITIES PLC Equity Sell (12) 168.20 2,018.40$ 14-Sep-26 J.P. MORGAN SECURITIES PLC Equity Sell (142) 168.20 23,884.40$ 14-Sep-26 J.P. MORGAN SECURITIES PLC Equity Sell (42) 168.20 7,064.40$ 14-Sep-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 587 168.01 98,621.57$ 14-Sep-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (587) 168.30 98,792.10$ 14-Sep-26 J.P. MORGAN SECURITIES PLC Equity Sell (102) 168.20 17,156.40$ 14-Sep-26 JPMORGAN ASSET MANAGEMENT (UK) LIMITED Equity Buy 191 168.50 32,183.50$ 14-Sep-26 J.P. MORGAN INVESTMENT MANAGEMENT INC. Equity Sell (89) 168.50 14,996.50$ 14-Sep-26 J.P. MORGAN INVESTMENT MANAGEMENT INC. Equity In-kind transaction to receive the shares/par/units 1,052 - -$ 14-Sep-26 JPMORGAN CHASE BANK, N.A. Equity Borrow 1,300 - -$ 14-Sep-26 JPMORGAN CHASE BANK, N.A. Equity Borrow Return (145,453) - -$ 14-Sep-26 JPMORGAN CHASE BANK, N.A. Equity Borrow Return (34,001) - -$ 14-Sep-26 JPMORGAN CHASE BANK, N.A. Equity Borrow 475,041 - -$ 14-Sep-26 JPMORGAN CHASE BANK, N.A. Equity Borrow 4,142 - -$ 14-Sep-26 JPMORGAN CHASE BANK, N.A. Equity Borrow 30,000 - -$ 14-Sep-26 JPMORGAN CHASE BANK, N.A. Equity Borrow 599 - -$ 14-Sep-26 JPMORGAN CHASE BANK, N.A. Equity Borrow Return (264) - -$ 14-Sep-26 JPMORGAN CHASE BANK, N.A. Equity Borrow Return (599) - -$ 14-Sep-26 JPMORGAN CHASE BANK, N.A. Equity Borrow 22,183 - -$ 15-Sep-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Borrow 5,000 - -$ 15-Sep-26 J.P. MORGAN SECURITIES PLC Equity Sell (240) 164.65 39,515.57$ 15-Sep-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (1,509) 164.50 248,230.50$ 15-Sep-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (16) 164.50 2,632.00$ 15-Sep-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (2) 164.50 329.00$ 15-Sep-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (191) 164.62 31,441.69$ 15-Sep-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (93) 164.42 15,290.75$ 15-Sep-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 791 164.68 130,262.47$ 15-Sep-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (718) 164.54 118,137.32$ 15-Sep-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (693) 164.45 113,960.67$ 15-Sep-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 57 164.62 9,383.44$ 15-Sep-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 15 164.44 2,466.60$ 15-Sep-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (6,816) 164.52 1,121,343.09$ 15-Sep-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 5 164.19 820.97$ 15-Sep-26 J.P. MORGAN SECURITIES PLC Equity Sell (325) 164.50 53,462.50$ 15-Sep-26 J.P. MORGAN SECURITIES PLC Equity Sell (209) 164.50 34,380.50$ 15-Sep-26 J.P. MORGAN SECURITIES PLC Equity Buy 9 164.35 1,479.19$ 15-Sep-26 J.P. MORGAN SECURITIES PLC Equity Buy 3 164.50 493.50$ 15-Sep-26 J.P. MORGAN SECURITIES PLC Equity Buy 10 164.40 1,644.00$ 15-Sep-26 J.P. MORGAN SECURITIES PLC Equity Buy 1 164.50 164.50$ 15-Sep-26 J.P. MORGAN SECURITIES PLC Equity Buy 227 164.39 37,317.05$ 15-Sep-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 7 164.46 1,151.22$ 15-Sep-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 7 164.46 1,151.22$ 15-Sep-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 10 164.46 1,644.60$ 15-Sep-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (396) 168.20 66,607.20$ 15-Sep-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (98) 168.20 16,483.60$ 15-Sep-26 JPMORGAN CHASE BANK, N.A. Equity Buy 2,594 166.45 431,771.30$ 15-Sep-26 J.P. MORGAN INVESTMENT MANAGEMENT INC. Equity Sell (95) 164.50 15,627.50$ 15-Sep-26 JPMORGAN ASSET MANAGEMENT (UK) LIMITED Equity Sell (221) 164.50 36,354.50$ 15-Sep-26 JPMORGAN ASSET MANAGEMENT (ASIA PACIFIC) LIMITED Equity Sell (2,474) 164.15 406,096.46$ 15-Sep-26 JPMORGAN CHASE BANK, N.A. Equity Borrow Return (16) - -$ 15-Sep-26 JPMORGAN CHASE BANK, N.A. Equity Borrow 16 - -$ 15-Sep-26 JPMORGAN CHASE BANK, N.A. Equity Borrow Return (1,300) - -$ 15-Sep-26 JPMORGAN CHASE BANK, N.A. Equity Borrow Return (236,000) - -$ 15-Sep-26 JPMORGAN CHASE BANK, N.A. Equity Borrow 22,183 - -$ 15-Sep-26 JPMORGAN CHASE BANK, N.A. Equity Borrow Return (4,417) - -$ 15-Sep-26 JPMORGAN CHASE BANK, N.A. Equity Borrow 4,293 - -$ 15-Sep-26 JPMORGAN CHASE BANK, N.A. Equity Borrow 124 - -$ 15-Sep-26 JPMORGAN CHASE BANK, N.A. Equity Borrow 4,296 - -$ 15-Sep-26 JPMORGAN CHASE BANK, N.A. Equity Borrow 2,986 - -$ 15-Sep-26 JPMORGAN CHASE BANK, N.A. Equity Borrow Return (2,986) - -$ 16-Sep-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (2,280) 164.50 375,060.00$ 16-Sep-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (33) 165.65 5,466.55$ 16-Sep-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (21) 164.80 3,460.85$ 16-Sep-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 147 165.95 24,395.37$ 16-Sep-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (84) 165.47 13,899.12$ 16-Sep-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 3,808 165.70 630,967.06$ 16-Sep-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 1,935 166.25 321,693.75$ 16-Sep-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 1,167 165.90 193,608.77$ 16-Sep-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 325 166.25 54,031.25$ 16-Sep-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (1,778) 166.25 295,592.50$ 16-Sep-26 J.P. MORGAN SECURITIES PLC Equity Sell (400) 166.25 66,500.00$ 16-Sep-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (303) 164.50 49,843.50$ 16-Sep-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (3,438) 164.50 565,551.00$ 16-Sep-26 J.P. MORGAN INVESTMENT MANAGEMENT INC. Equity In-kind transaction to receive the shares/par/units 1,052 - -$ 16-Sep-26 JPMORGAN CHASE BANK, N.A. Equity Borrow 80,000 - -$ 16-Sep-26 JPMORGAN CHASE BANK, N.A. Equity Borrow Return (58,784) - -$ 16-Sep-26 JPMORGAN CHASE BANK, N.A. Equity Borrow Return (2,500) - -$ 16-Sep-26 JPMORGAN CHASE BANK, N.A. Equity Borrow Return (30,000) - -$ 16-Sep-26 JPMORGAN CHASE BANK, N.A. Equity Borrow Return (3,322) - -$ 16-Sep-26 JPMORGAN CHASE BANK, N.A. Equity Borrow Return (12,678) - -$ 16-Sep-26 JPMORGAN CHASE BANK, N.A. Equity Borrow Return (10,760) - -$ 16-Sep-26 JPMORGAN CHASE BANK, N.A. Equity Borrow 456 - -$ 16-Sep-26 JPMORGAN CHASE BANK, N.A. Equity Borrow Return (456) - -$ 16-Sep-26 JPMORGAN CHASE BANK, N.A. Equity Borrow 6,466 - -$ 16-Sep-26 JPMORGAN CHASE BANK, N.A. Equity Borrow Return (4,293) - -$ 16-Sep-26 JPMORGAN CHASE BANK, N.A. Equity Borrow Return (124) - -$ 16-Sep-26 JPMORGAN CHASE BANK, N.A. Equity Borrow 10,746 - -$ 17-Sep-26 J.P. MORGAN SECURITIES PLC Equity Borrow 10,000 - -$ 17-Sep-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (21,061) 168.00 3,538,248.00$ 17-Sep-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 920 166.09 152,802.80$ 17-Sep-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 26,693 166.09 4,433,440.37$ 17-Sep-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 9 165.88 1,492.88$ 17-Sep-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 13 165.88 2,156.38$ 17-Sep-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (4,211) 168.00 707,448.00$ 17-Sep-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (171) 165.91 28,370.65$ 17-Sep-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 2,719 166.36 452,342.94$ 17-Sep-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 1,107 165.80 183,539.88$ 17-Sep-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 593 165.50 98,143.34$ 17-Sep-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (559) 165.33 92,417.98$ 17-Sep-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 26,692 166.09 4,433,274.28$ 17-Sep-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (150) 165.89 24,883.14$ 17-Sep-26 J.P. MORGAN SECURITIES PLC Equity Buy 43 166.09 7,141.87$ 17-Sep-26 J.P. MORGAN SECURITIES PLC Equity Sell (386) 166.09 64,110.74$ 17-Sep-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (303) 166.25 50,373.75$ 17-Sep-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (1,834) 166.25 304,902.50$ 17-Sep-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 15,738 166.09 2,613,924.42$ 17-Sep-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 296 165.95 49,122.38$ 17-Sep-26 JPMORGAN ASSET MANAGEMENT (ASIA PACIFIC) LIMITED Equity Buy 3,689 165.33 609,900.53$ 17-Sep-26 JPMORGAN ASSET MANAGEMENT (UK) LIMITED Equity Sell (139) 168.00 23,352.00$ 17-Sep-26 J.P. MORGAN INVESTMENT MANAGEMENT INC. Equity In-kind transaction to receive the shares/par/units 388 - -$ 17-Sep-26 J.P. MORGAN INVESTMENT MANAGEMENT INC. Equity In-kind transaction to receive the shares/par/units 1,052 - -$ 17-Sep-26 JPMORGAN CHASE BANK, N.A. Equity Borrow 101 - -$ 17-Sep-26 JPMORGAN CHASE BANK, N.A. Equity Borrow Return (967) - -$ 1/2

TRADES FOR RELEVANT PERIOD Appendix 17-Sep-26 JPMORGAN CHASE BANK, N.A. Equity Borrow Return (3,000) - -$ 17-Sep-26 JPMORGAN CHASE BANK, N.A. Equity Borrow Return (15,600) - -$ 17-Sep-26 JPMORGAN CHASE BANK, N.A. Equity Borrow Return (79,095) - -$ 17-Sep-26 JPMORGAN CHASE BANK, N.A. Equity Borrow Return (132) - -$ 17-Sep-26 JPMORGAN CHASE BANK, N.A. Equity Borrow Return (1) - -$ 17-Sep-26 JPMORGAN CHASE BANK, N.A. Equity Borrow Return (268) - -$ 17-Sep-26 JPMORGAN CHASE BANK, N.A. Equity Borrow 8,306 - -$ 17-Sep-26 JPMORGAN CHASE BANK, N.A. Equity Borrow 28,480 - -$ 18-Sep-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Adjustment 15,820 - -$ 18-Sep-26 J.P. MORGAN SECURITIES LLC Equity On-Lend 23,424 - -$ 18-Sep-26 J.P. MORGAN SECURITIES PLC Equity Borrow 20,000 - -$ 18-Sep-26 J.P. MORGAN SECURITIES PLC Equity Sell (719) 167.35 120,323.57$ 18-Sep-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (11) 167.49 1,842.39$ 18-Sep-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 7 167.49 1,172.43$ 18-Sep-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (40) 167.49 6,699.60$ 18-Sep-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 1,538 167.63 257,810.32$ 18-Sep-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (3) 167.85 503.55$ 18-Sep-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 15,917 167.49 2,665,938.33$ 18-Sep-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (4) 167.65 670.59$ 18-Sep-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 522 167.49 87,429.78$ 18-Sep-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 15,664 167.49 2,623,563.36$ 18-Sep-26 J.P. MORGAN SECURITIES PLC Equity Sell (1,393) 167.49 233,313.57$ 18-Sep-26 J.P. MORGAN SECURITIES PLC Equity Buy 3,373 167.49 564,943.77$ 18-Sep-26 J.P. MORGAN SECURITIES PLC Equity Sell (1,782) 167.49 298,467.18$ 18-Sep-26 J.P. MORGAN SECURITIES PLC Equity Sell (15,670) 167.49 2,624,568.30$ 18-Sep-26 J.P. MORGAN SECURITIES PLC Equity Sell (2) 167.49 334.98$ 18-Sep-26 J.P. MORGAN SECURITIES PLC Equity Sell (433) 167.49 72,523.17$ 18-Sep-26 J.P. MORGAN SECURITIES PLC Equity Buy 1,677 167.49 280,880.73$ 18-Sep-26 J.P. MORGAN SECURITIES PLC Equity Buy 1,840 167.49 308,181.60$ 18-Sep-26 J.P. MORGAN SECURITIES PLC Equity Sell (20) 167.49 3,349.80$ 18-Sep-26 J.P. MORGAN SECURITIES PLC Equity Sell (1,686) 167.49 282,388.14$ 18-Sep-26 J.P. MORGAN SECURITIES PLC Equity Sell (773) 167.49 129,469.77$ 18-Sep-26 J.P. MORGAN SECURITIES PLC Equity Buy 16 167.49 2,679.84$ 18-Sep-26 J.P. MORGAN SECURITIES PLC Equity Sell (31) 167.49 5,192.19$ 18-Sep-26 J.P. MORGAN SECURITIES PLC Equity Buy 67 167.49 11,221.83$ 18-Sep-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (232) 166.09 38,532.88$ 18-Sep-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 2,717 167.50 455,106.74$ 18-Sep-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 2,174 167.50 364,152.39$ 18-Sep-26 JPMORGAN ASSET MANAGEMENT (UK) LIMITED Equity Buy 2,301 167.55 385,532.55$ 18-Sep-26 J.P. MORGAN INVESTMENT MANAGEMENT INC. Equity Buy 462 167.49 77,380.38$ 18-Sep-26 J.P. MORGAN INVESTMENT MANAGEMENT INC. Equity Buy 419 167.49 70,178.31$ 18-Sep-26 J.P. MORGAN INVESTMENT MANAGEMENT INC. Equity Buy 418 167.55 70,035.90$ 18-Sep-26 J.P. MORGAN INVESTMENT MANAGEMENT INC. Equity Buy 136 167.49 22,778.64$ 18-Sep-26 J.P. MORGAN INVESTMENT MANAGEMENT INC. Equity Buy 5 167.49 837.45$ 18-Sep-26 JPMORGAN CHASE BANK, N.A. Equity Sell (99) 167.52 16,584.64$ 18-Sep-26 J.P. MORGAN INVESTMENT MANAGEMENT INC. Equity Sell (152) 167.52 25,463.28$ 18-Sep-26 JPMORGAN ASSET MANAGEMENT (UK) LIMITED Equity Sell (175) 167.52 29,316.28$ 18-Sep-26 J.P. MORGAN INVESTMENT MANAGEMENT INC. Equity Sell (3,725) 167.49 623,900.25$ 18-Sep-26 J.P. MORGAN INVESTMENT MANAGEMENT INC. Equity Collateral In 31.52 - -$ 18-Sep-26 J.P. MORGAN INVESTMENT MANAGEMENT INC. Equity Collateral In 43.85 - -$ 18-Sep-26 J.P. MORGAN INVESTMENT MANAGEMENT INC. Equity Collateral In 25.77 - -$ 18-Sep-26 J.P. MORGAN INVESTMENT MANAGEMENT INC. Equity Collateral In 91.20 - -$ 18-Sep-26 JPMORGAN ASSET MANAGEMENT (UK) LIMITED Equity Collateral In 33.06 - -$ 18-Sep-26 JPMORGAN ASSET MANAGEMENT (UK) LIMITED Equity Collateral In 18.90 - -$ 18-Sep-26 JPMORGAN ASSET MANAGEMENT (UK) LIMITED Equity Collateral In 2.70 - -$ 18-Sep-26 JPMORGAN ASSET MANAGEMENT (UK) LIMITED Equity Collateral In 1.20 - -$ 18-Sep-26 JPMORGAN ASSET MANAGEMENT (UK) LIMITED Equity Collateral In 42.52 - -$ 18-Sep-26 JPMORGAN ASSET MANAGEMENT (UK) LIMITED Equity Collateral In 11.48 - -$ 18-Sep-26 JPMORGAN ASSET MANAGEMENT (UK) LIMITED Equity Collateral In 30.04 - -$ 18-Sep-26 JPMORGAN ASSET MANAGEMENT (UK) LIMITED Equity Collateral In 0.77 - -$ 18-Sep-26 JPMORGAN ASSET MANAGEMENT (UK) LIMITED Equity Collateral In 106.07 - -$ 18-Sep-26 JPMORGAN ASSET MANAGEMENT (UK) LIMITED Equity Collateral In 4.13 - -$ 18-Sep-26 JPMORGAN ASSET MANAGEMENT (UK) LIMITED Equity Collateral In 16.69 - -$ 18-Sep-26 JPMORGAN ASSET MANAGEMENT (UK) LIMITED Equity Collateral In 17.64 - -$ 18-Sep-26 JPMORGAN ASSET MANAGEMENT (UK) LIMITED Equity Collateral In 6.71 - -$ 18-Sep-26 JPMORGAN ASSET MANAGEMENT (UK) LIMITED Equity Collateral In 39.38 - -$ 18-Sep-26 JPMORGAN ASSET MANAGEMENT (UK) LIMITED Equity Collateral In 20.34 - -$ 18-Sep-26 JPMORGAN ASSET MANAGEMENT (UK) LIMITED Equity Collateral In 13.88 - -$ 18-Sep-26 JPMORGAN ASSET MANAGEMENT (UK) LIMITED Equity Collateral In 13.02 - -$ 18-Sep-26 JPMORGAN ASSET MANAGEMENT (UK) LIMITED Equity Collateral In 76.35 - -$ 18-Sep-26 JPMORGAN ASSET MANAGEMENT (UK) LIMITED Equity Collateral In 5.11 - -$ 18-Sep-26 JPMORGAN ASSET MANAGEMENT (UK) LIMITED Equity Collateral In 8.85 - -$ 18-Sep-26 JPMORGAN ASSET MANAGEMENT (UK) LIMITED Equity Collateral In 28.72 - -$ 18-Sep-26 JPMORGAN ASSET MANAGEMENT (UK) LIMITED Equity Collateral In 328.66 - -$ 18-Sep-26 JPMORGAN ASSET MANAGEMENT (UK) LIMITED Equity Collateral In 153.13 - -$ 18-Sep-26 JPMORGAN ASSET MANAGEMENT (UK) LIMITED Equity Collateral In 153.83 - -$ 18-Sep-26 JPMORGAN ASSET MANAGEMENT (UK) LIMITED Equity Collateral In 41.67 - -$ 18-Sep-26 JPMORGAN ASSET MANAGEMENT (UK) LIMITED Equity Collateral In 19.99 - -$ 18-Sep-26 JPMORGAN ASSET MANAGEMENT (UK) LIMITED Equity Collateral In 91.65 - -$ 18-Sep-26 JPMORGAN ASSET MANAGEMENT (UK) LIMITED Equity Collateral In 15.32 - -$ 18-Sep-26 JPMORGAN ASSET MANAGEMENT (UK) LIMITED Equity Collateral In 111.45 - -$ 18-Sep-26 JPMORGAN ASSET MANAGEMENT (UK) LIMITED Equity Collateral In 8.46 - -$ 18-Sep-26 JPMORGAN ASSET MANAGEMENT (UK) LIMITED Equity Collateral In 4.70 - -$ 18-Sep-26 JPMORGAN ASSET MANAGEMENT (UK) LIMITED Equity Collateral In 14.99 - -$ 18-Sep-26 JPMORGAN ASSET MANAGEMENT (UK) LIMITED Equity Collateral In 20.52 - -$ 18-Sep-26 JPMORGAN ASSET MANAGEMENT (UK) LIMITED Equity Collateral In 63.52 - -$ 18-Sep-26 JPMORGAN ASSET MANAGEMENT (UK) LIMITED Equity Collateral In 135.39 - -$ 18-Sep-26 JPMORGAN ASSET MANAGEMENT (UK) LIMITED Equity Collateral In 51.94 - -$ 18-Sep-26 JPMORGAN ASSET MANAGEMENT (ASIA PACIFIC) LIMITED Equity Collateral In 6.32 - -$ 18-Sep-26 JPMORGAN ASSET MANAGEMENT (JAPAN) LIMITED Equity Collateral In 101.74 - -$ 18-Sep-26 JPMORGAN ASSET MANAGEMENT (JAPAN) LIMITED Equity Collateral In 2.13 - -$ 18-Sep-26 JPMORGAN ASSET MANAGEMENT (SINGAPORE) LIMITED Equity Collateral In 46.52 - -$ 18-Sep-26 JPMORGAN ASSET MANAGEMENT (ASIA PACIFIC) LIMITED Equity Adjustment (16,655) - -$ 18-Sep-26 J.P. MORGAN SECURITIES PLC Exchange Traded Derivatives - Option - Equity Sell (85,000) - -$ 18-Sep-26 J.P. MORGAN SECURITIES PLC Exchange Traded Derivatives - Option - Equity Sell (100) - -$ 18-Sep-26 J.P. MORGAN SECURITIES PLC Exchange Traded Derivatives - Option - Equity Sell (3,000) - -$ 18-Sep-26 JPMORGAN CHASE BANK, N.A. Equity Borrow Return (6,020) - -$ 18-Sep-26 JPMORGAN CHASE BANK, N.A. Equity Borrow Return (43,654) - -$ 18-Sep-26 JPMORGAN CHASE BANK, N.A. Equity Borrow Return (584,000) - -$ 18-Sep-26 JPMORGAN CHASE BANK, N.A. Equity Borrow Return (36,000) - -$ 18-Sep-26 JPMORGAN CHASE BANK, N.A. Equity Borrow 630 - -$ 18-Sep-26 JPMORGAN CHASE BANK, N.A. Equity Borrow Return (334,000) - -$ Balance at end of relevant period 17,752,698.06 2/2

Appendix: Prescribed information pursuant to securities lending arrangement disclosed under the substantial shareholding notice filed with ASX. Date: 22-Sep-2026 Company’s name: RIO TINTO LTD ISIN: AU000000RIO1 Date of change of relevant interests: 18-Sep-2026 Schedule Type of agreement Global Master Securities Lending Agreement ("GMSLA") Parties to agreement JPMorgan Chase Bank, N.A. (acting as agent) (“lender”) and BNP Paribas Financial Markets (Borrower) Transfer date Settlement Date 15-Jun-2026 24-Jun-2026 26-Jun-2026 29-Jun-2026 30-Jun-2026 01-Jul-2026 03-Jul-2026 07-Jul-2026 08-Jul-2026 09-Jul-2026 29-Jul-2026 18-Aug-2026 24-Aug-2026 25-Aug-2026 26-Aug-2026 28-Aug-2026 31-Aug-2026 04-Sep-2026 08-Sep-2026 09-Sep-2026 11-Sep-2026 18-Sep-2026 21-Sep-2026 Holder of voting rights Borrower Are there any restriction on voting rights Yes If yes, detail The borrower undertakes to use its best endeavors to arrange for the voting rights to be exercised in accordance with the instructions of the lender, provided that the lender uses its best endeavors to notify the borrower of its instructions in writing no later than 7 business days prior to the date upon which such votes are exercisable or as otherwise agreed between the parties. This undertaking is set out in clause 6.6 of the standard form GMSLA. Scheduled return date (if any) None Does the borrower have the right to return early? Yes If yes, detail Borrower has right to return all and any equivalent securities early at any time in accordance with the lender's instructions. Does the lender have the right to recall early? Yes

If yes, detail Lender has right to recall all or any equivalent securities at any time by giving notice on any business day of not less than the standard settlement time for such equivalent securities on the exchange or in the clearing organisation through which the relevant borrowed securities were originally delivered (and where there is a difference between the settlement time for sales and purchases on the relevant exchange or clearing organisation, the standard settlement time shall be the shorter of the two times). The borrower must return the securities not later than the expiry of such notice in accordance with the lender's instructions. Will the securities be returned on settlement? Yes If yes, detail any exceptions No exceptions Statement If requested by the company to whom the prescribed form must be given, or if requested by ASIC, a copy of the agreement will be given to that company or ASIC.

Appendix: Prescribed information pursuant to securities lending arrangement disclosed under the substantial shareholding notice filed with ASX. Date: 22-Sep-2026 Company’s name: RIO TINTO LTD ISIN: AU000000RIO1 Date of change of relevant interests: 18-Sep-2026 Schedule Type of agreement Master Securities Lending Agreement (“MSLA”) Parties to agreement JPMorgan Chase Bank, N.A. (acting as agent) (“lender”) and BNP PARIBAS SECURITIES CORPORATION ( “Borrower”) Transfer date Settlement Date: 11-Aug-2026 Holder of voting rights Borrower Are there any restriction on voting rights Yes If yes, detail The borrower undertakes to use its best endeavors to arrange for the voting rights to be exercised in accordance with the instructions of the lender, provided that the lender uses its best endeavors to notify the borrower of its instructions in writing no later than 7 business days prior to the date upon which such votes are exercisable or as otherwise agreed between the parties. This undertaking is set out as per the rights of the borrower as stated in the MSLA. Scheduled return date (if any) None Does the borrower have the right to return early? Yes If yes, detail Borrower has right to return all and any equivalent securities early at any time in accordance with the lender’s instructions. Does the lender have the right to recall early? Yes If yes, detail Lender has right to recall all or any equivalent securities at any time by giving notice on any business day of not less than the standard settlement time for such equivalent securities on the exchange or in the clearing organisation through which the relevant borrowed securities were originally delivered (and where there is a difference between the settlement time for sales and purchases on the relevant exchange or clearing organisation, the standard settlement time shall be the shorter of the two times). The borrower must return the securities not later than the expiry of such notice in accordance with the lender’s instructions. Will the securities be returned on settlement? Yes If yes, detail any exceptions No exceptions Statement If requested by the company to whom the prescribed form must be given, or if requested by ASIC, a copy of the agreement will be given to that company or ASIC.

Appendix: Prescribed information pursuant to securities lending arrangement disclosed under the substantial shareholding notice filed with ASX. Date: 22-Sep-2026 Company’s name: RIO TINTO LTD ISIN: AU000000RIO1 Date of change of relevant interests: 18-Sep-2026 Schedule Type of agreement Australian Master Securities Lending Agreement (“AMSLA”) Parties to agreement JPMorgan Chase Bank, N.A. (acting as agent) (“lender”) and Citigroup Global Markets Australia Pty Limited (Borrower) Transfer date Settlement Date 31-Aug-2026 Holder of voting rights Borrower Are there any restriction on voting rights Yes If yes, detail The borrower undertakes to use its best endeavors to arrange for the voting rights to be exercised in accordance with the instructions of the lender, provided that the lender uses its best endeavors to notify the borrower of its instructions in writing no later than 7 business days prior to the date upon which such votes are exercisable or as otherwise agreed between the parties. This undertaking is set out in clause 4.3 of the standard form AMSLA. Scheduled return date (if any) None Does the borrower have the right to return early? Yes If yes, detail Borrower has right to return all and any equivalent securities early at any time in accordance with the lender’s instructions. Does the lender have the right to recall early? Yes If yes, detail Lender has right to recall all or any equivalent securities at any time by giving notice on any business day of not less than the standard settlement time for such equivalent securities on the exchange or in the clearing organisation through which the relevant borrowed securities were originally delivered (and where there is a difference between the settlement time for sales and purchases on the relevant exchange or clearing organisation, the standard settlement time shall be the shorter of the two times). The borrower must return the securities not later than the expiry of such notice in accordance with the lender’s instructions. Will the securities be returned on settlement? Yes If yes, detail any exceptions No exceptions Statement If requested by the company to whom the prescribed form must be given, or if requested by ASIC, a copy of the agreement will be given to that company or ASIC.

Appendix: Prescribed information pursuant to securities lending arrangement disclosed under the substantial shareholding notice filed with ASX. Date: 22-Sep-2026 Company’s name: RIO TINTO LTD ISIN: AU000000RIO1 Date of change of relevant interests: 18-Sep-2026 Schedule Type of agreement Global Master Securities Lending Agreement ("GMSLA") Parties to agreement JPMorgan Chase Bank, N.A. (acting as agent) (“lender”) and Citigroup Global Markets Limited (Borrower) Transfer date Settlement Date 04-Aug-2026 06-Aug-2026 19-Aug-2026 02-Sep-2026 08-Sep-2026 15-Sep-2026 Holder of voting rights Borrower Are there any restriction on voting rights Yes If yes, detail The borrower undertakes to use its best endeavors to arrange for the voting rights to be exercised in accordance with the instructions of the lender, provided that the lender uses its best endeavors to notify the borrower of its instructions in writing no later than 7 business days prior to the date upon which such votes are exercisable or as otherwise agreed between the parties. This undertaking is set out in clause 6.6 of the standard form GMSLA. Scheduled return date (if any) None Does the borrower have the right to return early? Yes If yes, detail Borrower has right to return all and any equivalent securities early at any time in accordance with the lender's instructions. Does the lender have the right to recall early? Yes If yes, detail Lender has right to recall all or any equivalent securities at any time by giving notice on any business day of not less than the standard settlement time for such equivalent securities on the exchange or in the clearing organisation through which the relevant borrowed securities were originally delivered (and where there is a difference between the settlement time for sales and purchases on the relevant exchange or clearing organisation, the standard settlement time shall be the shorter of the two times). The borrower must return the securities not later than the expiry of such notice in accordance with the lender's instructions. Will the securities be returned on settlement? Yes If yes, detail any exceptions No exceptions Statement If requested by the company to whom the prescribed form must be given, or if requested by ASIC, a copy of the agreement will be given to that company or ASIC.

Appendix: Prescribed information pursuant to securities lending arrangement disclosed under the substantial shareholding notice filed with ASX. Date: 22-Sep-2026 Company’s name: RIO TINTO LTD ISIN: AU000000RIO1 Date of change of relevant interests: 18-Sep-2026 Schedule Type of agreement Master Securities Lending Agreement (“MSLA”) Parties to agreement JPMorgan Chase Bank, N.A. (acting as agent) (“lender”) and Citigroup Global Markets Inc. ( “Borrower”) Transfer date Settlement date 07-Aug-2026 Holder of voting rights Borrower Are there any restriction on voting rights Yes If yes, detail The borrower undertakes to use its best endeavors to arrange for the voting rights to be exercised in accordance with the instructions of the lender, provided that the lender uses its best endeavors to notify the borrower of its instructions in writing no later than 7 business days prior to the date upon which such votes are exercisable or as otherwise agreed between the parties. This undertaking is set out as per the rights of the borrower as stated in the MSLA. Scheduled return date (if any) None Does the borrower have the right to return early? Yes If yes, detail Borrower has right to return all and any equivalent securities early at any time in accordance with the lender’s instructions. Does the lender have the right to recall early? Yes If yes, detail Lender has right to recall all or any equivalent securities at any time by giving notice on any business day of not less than the standard settlement time for such equivalent securities on the exchange or in the clearing organisation through which the relevant borrowed securities were originally delivered (and where there is a difference between the settlement time for sales and purchases on the relevant exchange or clearing organisation, the standard settlement time shall be the shorter of the two times). The borrower must return the securities not later than the expiry of such notice in accordance with the lender’s instructions. Will the securities be returned on settlement? Yes If yes, detail any exceptions No exceptions Statement If requested by the company to whom the prescribed form must be given, or if requested by ASIC, a copy of the agreement will be given to that company or ASIC.

Appendix: Prescribed information pursuant to securities lending arrangement disclosed under the substantial shareholding notice filed with ASX. Date: 22-Sep-2026 Company’s name: RIO TINTO LTD ISIN: AU000000RIO1 Date of change of relevant interests: 18-Sep-2026 Schedule Type of agreement Global Master Securities Lending Agreement ("GMSLA") Parties to agreement JPMorgan Chase Bank, N.A. (acting as agent) (“lender”) and Goldman Sachs International (Borrower) Transfer date Settlement Date 09-Jul-2025 26-Aug-2025 03-Sep-2025 24-Nov-2025 25-Nov-2025 16-Mar-2026 19-Mar-2026 30-Mar-2026 10-Apr-2026 13-Apr-2026 28-May-2026 02-Jul-2026 09-Jul-2026 15-Jul-2026 28-Aug-2026 Holder of voting rights Borrower Are there any restriction on voting rights Yes If yes, detail The borrower undertakes to use its best endeavors to arrange for the voting rights to be exercised in accordance with the instructions of the lender, provided that the lender uses its best endeavors to notify the borrower of its instructions in writing no later than 7 business days prior to the date upon which such votes are exercisable or as otherwise agreed between the parties. This undertaking is set out in clause 6.6 of the standard form GMSLA. Scheduled return date (if any) None Does the borrower have the right to return early? Yes If yes, detail Borrower has right to return all and any equivalent securities early at any time in accordance with the lender's instructions. Does the lender have the right to recall early? Yes If yes, detail Lender has right to recall all or any equivalent securities at any time by giving notice on any business day of not less than the standard settlement time for such equivalent securities on the exchange or in the clearing organisation through which the relevant borrowed securities were originally delivered (and where there is a difference between the settlement time for sales and purchases on the relevant exchange or clearing organisation, the standard settlement time shall be the shorter of the two times). The borrower must return the securities not later than the expiry of such notice in accordance with the lender's instructions. Will the securities be returned on settlement? Yes

If yes, detail any exceptions No exceptions Statement If requested by the company to whom the prescribed form must be given, or if requested by ASIC, a copy of the agreement will be given to that company or ASIC.

Appendix: Prescribed information pursuant to securities lending arrangement disclosed under the substantial shareholding notice filed with ASX. Date: 22-Sep-2026 Company’s name: RIO TINTO LTD ISIN: AU000000RIO1 Date of change of relevant interests: 18-Sep-2026 Schedule Type of agreement Global Master Securities Lending Agreement (“GMSLA”) Parties to agreement JPMorgan Chase Bank, N.A. (acting as agent) (“lender”) and JEFFERIES INTERNATIONAL LIMITED ( “Borrower”) Transfer date Settlement Date 15-Sep-2026 Holder of voting rights Borrower Are there any restriction on voting rights Yes If yes, detail The borrower undertakes to use its best endeavors to arrange for the voting rights to be exercised in accordance with the instructions of the lender, provided that the lender uses its best endeavors to notify the borrower of its instructions in writing no later than 7 business days prior to the date upon which such votes are exercisable or as otherwise agreed between the parties. This undertaking is set out in clause 6.6 of the standard form GMSLA. Scheduled return date (if any) None Does the borrower have the right to return early? Yes If yes, detail Borrower has right to return all and any equivalent securities early at any time in accordance with the lender’s instructions. Does the lender have the right to recall early? Yes If yes, detail Lender has right to recall all or any equivalent securities at any time by giving notice on any business day of not less than the standard settlement time for such equivalent securities on the exchange or in the clearing organisation through which the relevant borrowed securities were originally delivered (and where there is a difference between the settlement time for sales and purchases on the relevant exchange or clearing organisation, the standard settlement time shall be the shorter of the two times). The borrower must return the securities not later than the expiry of such notice in accordance with the lender’s instructions. Will the securities be returned on settlement? Yes If yes, detail any exceptions No exceptions Statement If requested by the company to whom the prescribed form must be given, or if requested by ASIC, a copy of the agreement will be given to that company or ASIC.

Appendix: Prescribed information pursuant to securities lending arrangement disclosed under the substantial shareholding notice filed with ASX. Date: 22-Sep-2026 Company’s name: RIO TINTO LTD ISIN: AU000000RIO1 Date of change of relevant interests: 18-Sep-2026 Schedule Type of agreement Australian Master Securities Lending Agreement (“AMSLA”) Parties to agreement JPMorgan Chase Bank, N.A. (acting as agent) (“lender”) and Macquarie Bank Limited(Borrower) Transfer date Settlement Date 02-Sep-2026 09-Sep-2026 22-Sep-2026 Holder of voting rights Borrower Are there any restriction on voting rights Yes If yes, detail The borrower undertakes to use its best endeavors to arrange for the voting rights to be exercised in accordance with the instructions of the lender, provided that the lender uses its best endeavors to notify the borrower of its instructions in writing no later than 7 business days prior to the date upon which such votes are exercisable or as otherwise agreed between the parties. This undertaking is set out in clause 4.3 of the standard form AMSLA. Scheduled return date (if any) None Does the borrower have the right to return early? Yes If yes, detail Borrower has right to return all and any equivalent securities early at any time in accordance with the lender’s instructions. Does the lender have the right to recall early? Yes If yes, detail Lender has right to recall all or any equivalent securities at any time by giving notice on any business day of not less than the standard settlement time for such equivalent securities on the exchange or in the clearing organisation through which the relevant borrowed securities were originally delivered (and where there is a difference between the settlement time for sales and purchases on the relevant exchange or clearing organisation, the standard settlement time shall be the shorter of the two times). The borrower must return the securities not later than the expiry of such notice in accordance with the lender’s instructions. Will the securities be returned on settlement? Yes If yes, detail any exceptions No exceptions Statement If requested by the company to whom the prescribed form must be given, or if requested by ASIC, a copy of the agreement will be given to that company or ASIC.

Appendix: Prescribed information pursuant to securities lending arrangement disclosed under the substantial shareholding notice filed with ASX. Date: 22-Sep-2026 Company’s name: RIO TINTO LTD ISIN: AU000000RIO1 Date of change of relevant interests: 18-Sep-2026 Schedule Type of agreement Global Master Securities Lending Agreement ("GMSLA") Parties to agreement JPMorgan Chase Bank, N.A. (acting as agent) (“lender”) and Merrill Lynch International(Borrower) Transfer date Settlement Date 17-Feb-2026 27-Mar-2026 01-Apr-2026 10-Apr-2026 17-Apr-2026 23-Apr-2026 08-May-2026 11-May-2026 15-May-2026 26-May-2026 04-Jun-2026 05-Jun-2026 09-Jun-2026 11-Jun-2026 17-Jun-2026 19-Jun-2026 24-Jun-2026 25-Jun-2026 26-Jun-2026 01-Jul-2026 02-Jul-2026 06-Jul-2026 08-Jul-2026 09-Jul-2026 14-Jul-2026 31-Jul-2026 21-Aug-2026 02-Sep-2026 07-Sep-2026 09-Sep-2026 14-Sep-2026 15-Sep-2026 16-Sep-2026 Holder of voting rights Borrower Are there any restriction on voting rights Yes If yes, detail The borrower undertakes to use its best endeavors to arrange for the voting rights to be exercised in accordance with the instructions of the lender, provided that the lender uses its best endeavors to notify the borrower of its instructions in writing no later than 7 business days prior to the date upon which such votes are exercisable or as otherwise agreed between the parties. This undertaking is set out in clause 6.6 of the standard form GMSLA. Scheduled return date (if any) None

Does the borrower have the right to return early? Yes If yes, detail Borrower has right to return all and any equivalent securities early at any time in accordance with the lender's instructions. Does the lender have the right to recall early? Yes If yes, detail Lender has right to recall all or any equivalent securities at any time by giving notice on any business day of not less than the standard settlement time for such equivalent securities on the exchange or in the clearing organisation through which the relevant borrowed securities were originally delivered (and where there is a difference between the settlement time for sales and purchases on the relevant exchange or clearing organisation, the standard settlement time shall be the shorter of the two times). The borrower must return the securities not later than the expiry of such notice in accordance with the lender's instructions. Will the securities be returned on settlement? Yes If yes, detail any exceptions No exceptions Statement If requested by the company to whom the prescribed form must be given, or if requested by ASIC, a copy of the agreement will be given to that company or ASIC.

Appendix: Prescribed information pursuant to securities lending arrangement disclosed under the substantial shareholding notice filed with ASX. Date: 22-Sep-2026 Company’s name: RIO TINTO LTD ISIN: AU000000RIO1 Date of change of relevant interests: 18-Sep-2026 Schedule Type of agreement Global Master Securities Lending Agreement ("GMSLA") Parties to agreement JPMorgan Chase Bank, N.A. (acting as agent) (“lender”) and Morgan Stanley & Co. International PLC (Borrower) Transfer date Settlement Date 12-Mar-2026 17-Mar-2026 18-Mar-2026 19-Mar-2026 24-Mar-2026 31-Mar-2026 01-Apr-2026 14-Apr-2026 21-Apr-2026 30-Apr-2026 20-May-2026 02-Jun-2026 09-Jun-2026 10-Jun-2026 11-Jun-2026 15-Jun-2026 16-Jun-2026 17-Jun-2026 23-Jun-2026 25-Jun-2026 26-Jun-2026 08-Jul-2026 09-Jul-2026 13-Jul-2026 21-Jul-2026 23-Jul-2026 18-Aug-2026 27-Aug-2026 02-Sep-2026 03-Sep-2026 08-Sep-2026 09-Sep-2026 11-Sep-2026 16-Sep-2026 17-Sep-2026 18-Sep-2026 21-Sep-2026 Holder of voting rights Borrower Are there any restriction on voting rights Yes

If yes, detail The borrower undertakes to use its best endeavors to arrange for the voting rights to be exercised in accordance with the instructions of the lender, provided that the lender uses its best endeavors to notify the borrower of its instructions in writing no later than 7 business days prior to the date upon which such votes are exercisable or as otherwise agreed between the parties. This undertaking is set out in clause 6.6 of the standard form GMSLA. Scheduled return date (if any) None Does the borrower have the right to return early? Yes If yes, detail Borrower has right to return all and any equivalent securities early at any time in accordance with the lender's instructions. Does the lender have the right to recall early? Yes If yes, detail Lender has right to recall all or any equivalent securities at any time by giving notice on any business day of not less than the standard settlement time for such equivalent securities on the exchange or in the clearing organisation through which the relevant borrowed securities were originally delivered (and where there is a difference between the settlement time for sales and purchases on the relevant exchange or clearing organisation, the standard settlement time shall be the shorter of the two times). The borrower must return the securities not later than the expiry of such notice in accordance with the lender's instructions. Will the securities be returned on settlement? Yes If yes, detail any exceptions No exceptions Statement If requested by the company to whom the prescribed form must be given, or if requested by ASIC, a copy of the agreement will be given to that company or ASIC.

Appendix: Prescribed information pursuant to securities lending arrangement disclosed under the substantial shareholding notice filed with ASX. Date: 22-Sep-2026 Company’s name: RIO TINTO LTD ISIN: AU000000RIO1 Date of change of relevant interests: 18-Sep-2026 Schedule Type of agreement Master Securities Lending Agreement (“MSLA”) Parties to agreement JPMorgan Chase Bank, N.A. (acting as agent) (“lender”) and Morgan Stanley & Co. LLC ( “Borrower”) Transfer date Settlement Date 07-Sep-2026 Holder of voting rights Borrower Are there any restriction on voting rights Yes If yes, detail The borrower undertakes to use its best endeavors to arrange for the voting rights to be exercised in accordance with the instructions of the lender, provided that the lender uses its best endeavors to notify the borrower of its instructions in writing no later than 7 business days prior to the date upon which such votes are exercisable or as otherwise agreed between the parties. This undertaking is set out as per the rights of the borrower as stated in the MSLA. Scheduled return date (if any) None Does the borrower have the right to return early? Yes If yes, detail Borrower has right to return all and any equivalent securities early at any time in accordance with the lender’s instructions. Does the lender have the right to recall early? Yes If yes, detail Lender has right to recall all or any equivalent securities at any time by giving notice on any business day of not less than the standard settlement time for such equivalent securities on the exchange or in the clearing organisation through which the relevant borrowed securities were originally delivered (and where there is a difference between the settlement time for sales and purchases on the relevant exchange or clearing organisation, the standard settlement time shall be the shorter of the two times). The borrower must return the securities not later than the expiry of such notice in accordance with the lender’s instructions. Will the securities be returned on settlement? Yes If yes, detail any exceptions No exceptions Statement If requested by the company to whom the prescribed form must be given, or if requested by ASIC, a copy of the agreement will be given to that company or ASIC.

Appendix: Prescribed information pursuant to securities lending arrangement disclosed under the substantial shareholding notice filed with ASX. Date: 22-Sep-2026 Company’s name: RIO TINTO LTD ISIN: AU000000RIO1 Date of change of relevant interests: 18-Sep-2026 Schedule Type of agreement Australian Master Securities Lending Agreement (“AMSLA”) Parties to agreement JPMorgan Chase Bank, N.A. (acting as agent) (“lender”) and Morgan Stanley Australia Securities Limited (Borrower) Transfer date Settlement Date 25-Aug-2026 26-Aug-2026 07-Sep-2026 08-Sep-2026 11-Sep-2026 15-Sep-2026 16-Sep-2026 18-Sep-2026 Holder of voting rights Borrower Are there any restriction on voting rights Yes If yes, detail The borrower undertakes to use its best endeavors to arrange for the voting rights to be exercised in accordance with the instructions of the lender, provided that the lender uses its best endeavors to notify the borrower of its instructions in writing no later than 7 business days prior to the date upon which such votes are exercisable or as otherwise agreed between the parties. This undertaking is set out in clause 4.3 of the standard form AMSLA. Scheduled return date (if any) None Does the borrower have the right to return early? Yes If yes, detail Borrower has right to return all and any equivalent securities early at any time in accordance with the lender’s instructions. Does the lender have the right to recall early? Yes If yes, detail Lender has right to recall all or any equivalent securities at any time by giving notice on any business day of not less than the standard settlement time for such equivalent securities on the exchange or in the clearing organisation through which the relevant borrowed securities were originally delivered (and where there is a difference between the settlement time for sales and purchases on the relevant exchange or clearing organisation, the standard settlement time shall be the shorter of the two times). The borrower must return the securities not later than the expiry of such notice in accordance with the lender’s instructions. Will the securities be returned on settlement? Yes If yes, detail any exceptions No exceptions Statement If requested by the company to whom the prescribed form must be given, or if requested by ASIC, a copy of the agreement will be given to that company or ASIC.

Appendix: Prescribed information pursuant to securities lending arrangement disclosed under the substantial shareholding notice filed with ASX. Date: 22-Sep-2026 Company’s name: RIO TINTO LTD ISIN: AU000000RIO1 Date of change of relevant interests: 18-Sep-2026 Schedule Type of agreement Australian Master Securities Lending Agreement (“AMSLA”) Parties to agreement JPMorgan Chase Bank, N.A. (acting as agent) (“lender”) and NATIONAL AUSTRALIA BANK LIMITED (“Borrower”) Transfer date Settlement Date 19-Aug-2026 Holder of voting rights Borrower Are there any restriction on voting rights Yes If yes, detail The borrower undertakes to use its best endeavors to arrange for the voting rights to be exercised in accordance with the instructions of the lender, provided that the lender uses its best endeavors to notify the borrower of its instructions in writing no later than 7 business days prior to the date upon which such votes are exercisable or as otherwise agreed between the parties. This undertaking is set out in clause 4.3 of the standard form AMSLA. Scheduled return date (if any) None Does the borrower have the right to return early? Yes If yes, detail Borrower has right to return all and any equivalent securities early at any time in accordance with the lender’s instructions. Does the lender have the right to recall early? Yes If yes, detail Lender has right to recall all or any equivalent securities at any time by giving notice on any business day of not less than the standard settlement time for such equivalent securities on the exchange or in the clearing organisation through which the relevant borrowed securities were originally delivered (and where there is a difference between the settlement time for sales and purchases on the relevant exchange or clearing organisation, the standard settlement time shall be the shorter of the two times). The borrower must return the securities not later than the expiry of such notice in accordance with the lender’s instructions. Will the securities be returned on settlement? Yes If yes, detail any exceptions No exceptions Statement If requested by the company to whom the prescribed form must be given, or if requested by ASIC, a copy of the agreement will be given to that company or ASIC.

Appendix: Prescribed information pursuant to securities lending arrangement disclosed under the substantial shareholding notice filed with ASX. Date: 22-Sep-2026 Company’s name: RIO TINTO LTD ISIN: AU000000RIO1 Date of change of relevant interests: 18-Sep-2026 Schedule Type of agreement Australian Master Securities Lending Agreement (“AMSLA”) Parties to agreement JPMorgan Chase Bank, N.A. (acting as agent) (“lender”) and ROYAL BANK OF CANADA - SYDNEY (“Borrower”) Transfer date Settlement Date 12-May-2026 28-May-2026 16-Jul-2026 Holder of voting rights Borrower Are there any restriction on voting rights Yes If yes, detail The borrower undertakes to use its best endeavors to arrange for the voting rights to be exercised in accordance with the instructions of the lender, provided that the lender uses its best endeavors to notify the borrower of its instructions in writing no later than 7 business days prior to the date upon which such votes are exercisable or as otherwise agreed between the parties. This undertaking is set out in clause 4.3 of the standard form AMSLA. Scheduled return date (if any) None Does the borrower have the right to return early? Yes If yes, detail Borrower has right to return all and any equivalent securities early at any time in accordance with the lender’s instructions. Does the lender have the right to recall early? Yes If yes, detail Lender has right to recall all or any equivalent securities at any time by giving notice on any business day of not less than the standard settlement time for such equivalent securities on the exchange or in the clearing organisation through which the relevant borrowed securities were originally delivered (and where there is a difference between the settlement time for sales and purchases on the relevant exchange or clearing organisation, the standard settlement time shall be the shorter of the two times). The borrower must return the securities not later than the expiry of such notice in accordance with the lender’s instructions. Will the securities be returned on settlement? Yes If yes, detail any exceptions No exceptions Statement If requested by the company to whom the prescribed form must be given, or if requested by ASIC, a copy of the agreement will be given to that company or ASIC.

Appendix: Prescribed information pursuant to securities lending arrangement disclosed under the substantial shareholding notice filed with ASX. Date: 22-Sep-2026 Company’s name: RIO TINTO LTD ISIN: AU000000RIO1 Date of change of relevant interests: 18-Sep-2026 Schedule Type of agreement Global Master Securities Lending Agreement ("GMSLA") Parties to agreement JPMorgan Chase Bank, N.A. (acting as agent) (“lender”) and UBS AG London Branch (Borrower) Transfer date Settlement Date 31-Aug-2026 Holder of voting rights Borrower Are there any restriction on voting rights Yes If yes, detail The borrower undertakes to use its best endeavors to arrange for the voting rights to be exercised in accordance with the instructions of the lender, provided that the lender uses its best endeavors to notify the borrower of its instructions in writing no later than 7 business days prior to the date upon which such votes are exercisable or as otherwise agreed between the parties. This undertaking is set out in clause 6.6 of the standard form GMSLA. Scheduled return date (if any) None Does the borrower have the right to return early? Yes If yes, detail Borrower has right to return all and any equivalent securities early at any time in accordance with the lender's instructions. Does the lender have the right to recall early? Yes If yes, detail Lender has right to recall all or any equivalent securities at any time by giving notice on any business day of not less than the standard settlement time for such equivalent securities on the exchange or in the clearing organisation through which the relevant borrowed securities were originally delivered (and where there is a difference between the settlement time for sales and purchases on the relevant exchange or clearing organisation, the standard settlement time shall be the shorter of the two times). The borrower must return the securities not later than the expiry of such notice in accordance with the lender's instructions. Will the securities be returned on settlement? Yes If yes, detail any exceptions No exceptions Statement If requested by the company to whom the prescribed form must be given, or if requested by ASIC, a copy of the agreement will be given to that company or ASIC.

Appendix: Prescribed information pursuant to securities lending arrangement disclosed under the substantial shareholding notice filed with ASX. Date: 22-Sep-2026 Company’s name: RIO TINTO LTD ISIN: AU000000RIO1 Date of change of relevant interests: 18-Sep-2026 Schedule Type of agreement Australian Master Securities Lending Agreement (“AMSLA”) Parties to agreement JPMorgan Chase Bank, N.A. (acting as agent) (“lender”) and UBS Securities Australia Ltd (Borrower) Transfer date Settlement Date 27-Aug-2026 31-Aug-2026 02-Sep-2026 04-Sep-2026 07-Sep-2026 08-Sep-2026 14-Sep-2026 Holder of voting rights Borrower Are there any restriction on voting rights Yes If yes, detail The borrower undertakes to use its best endeavors to arrange for the voting rights to be exercised in accordance with the instructions of the lender, provided that the lender uses its best endeavors to notify the borrower of its instructions in writing no later than 7 business days prior to the date upon which such votes are exercisable or as otherwise agreed between the parties. This undertaking is set out in clause 4.3 of the standard form AMSLA. Scheduled return date (if any) None Does the borrower have the right to return early? Yes If yes, detail Borrower has right to return all and any equivalent securities early at any time in accordance with the lender’s instructions. Does the lender have the right to recall early? Yes If yes, detail Lender has right to recall all or any equivalent securities at any time by giving notice on any business day of not less than the standard settlement time for such equivalent securities on the exchange or in the clearing organisation through which the relevant borrowed securities were originally delivered (and where there is a difference between the settlement time for sales and purchases on the relevant exchange or clearing organisation, the standard settlement time shall be the shorter of the two times). The borrower must return the securities not later than the expiry of such notice in accordance with the lender’s instructions. Will the securities be returned on settlement? Yes If yes, detail any exceptions No exceptions Statement If requested by the company to whom the prescribed form must be given, or if requested by ASIC, a copy of the agreement will be given to that company or ASIC.

Appendix: Prescribed information pursuant to securities lending transaction disclosed under the substantial shareholding notice filed with ASX. Date: 22-Sep-2026 Company’s name: RIO TINTO LTD ISIN: AU000000RIO1 Date of change of relevant interests: 18-Sep-2026 Schedule Type of agreement Australian Master Securities Lending Agreement ("AMSLA") Parties to agreement BNP Paribas Fund Securities Services S.C.A.(“lender”), J.P. Morgan Securities Australia Limited (“borrower”) Transfer date Settlement Date 25-Aug-2026 Holder of voting rights Borrower Are there any restriction on voting rights Yes If yes, detail The borrower undertakes to use its best endeavours to arrange for the voting rights to be exercised in accordance with the instructions of the other lender, provided that the lender uses its best endeavours to notify the borrower of its instructions in writing no later than 7 business days prior to the date upon which such votes are exercisable or as otherwise agreed between the parties. This undertaking is set out in clause 4.3 of the standard form AMSLA. Scheduled return date (if any) None Does the borrower have the right to return early? Yes If yes, detail Borrower has right to return all and any equivalent securities early at any time in accordance with the lender’s instructions. Does the lender have the right to recall early? Yes If yes, detail Lender has right to recall all or any equivalent securities at any time by giving notice on any business day as agreed by the parties. The borrower must return the securities not later than the expiry of such notice in accordance with the lender’s instructions. Will the securities be returned on settlement? Yes If yes, detail any exceptions No exceptions Statement If requested by the company to whom the prescribed form must be given, or if requested by ASIC, a copy of the agreement will be given to that company or ASIC.

Appendix: Prescribed information pursuant to securities lending transaction disclosed under the substantial shareholding notice filed with ASX. Date: 22-Sep-2026 Company’s name: RIO TINTO LTD ISIN: AU000000RIO1 Date of change of relevant interests: 18-Sep-2026 Schedule Type of agreement Australian Master Securities Lending Agreement ("AMSLA") Parties to agreement JPMorgan Chase Bank, N.A. (acting as agent) ("lender"), J.P. Morgan Securities Australia Limited ('borrower') Transfer date Settlement Date 15-Sep-2026 Holder of voting rights Borrower Are there any restriction on voting rights Yes If yes, detail The borrower undertakes to use its best endeavours to arrange for the voting rights to be exercised in accordance with the instructions of the lender, provided that the lender uses its best endeavours to notify the borrower of its instructions in writing no later than 7 business days prior to the date upon which such votes are exercisable or as otherwise agreed between the parties. This undertaking is set out in clause 4.3 of the standard form AMSLA. Scheduled return date (if any) None Does the borrower have the right to return early? Yes If yes, detail Borrower has right to return all and any securities or equivalent securities early at any time in accordance with the lender’s instructions. Does the lender have the right to recall early? Yes If yes, detail Lender has right to recall all or any equivalent securities on any business day by giving such notice as agreed by the parties. The borrower must return the securities not later than the expiry of such notice in accordance with the lender’s instructions. Will the securities be returned on settlement? Yes If yes, detail any exceptions No exception Statement If requested by the company to whom the prescribed form must be given, or if requested by ASIC, a copy of the agreement will be given to that company or ASIC.

Appendix: Prescribed information pursuant to securities lending transaction disclosed under the substantial shareholding notice filed with ASX. Date: 22-Sep-2026 Company’s name: RIO TINTO LTD ISIN: AU000000RIO1 Date of change of relevant interests: 18-Sep-2026 Schedule Type of agreement Global Master Securities Lending Agreement ("GMSLA") Parties to agreement ABU DHABI INVESTMENT AUTHORITY (HSBC GULF FUND (TP EQ) 2021) ('lender'), J.P. Morgan Securities PLC ('borrower) Transfer date Settlement Date 08-Oct-2025 29-Jul-2026 20-Aug-2026 21-Aug-2026 07-Sep-2026 18-Sep-2026 Holder of voting rights Party holding collateral that has the voting rights. Are there any restriction on voting rights No, unless separately agreed to the contrary. If yes, detail NA Scheduled return date (if any) None Does the borrower have the right to return early? Yes If yes, detail This right is subject to the requirement that the borrower deliver alternative collateral acceptable to the lender and also to the mark to market requirements of ss 5.4 and 5.5 of this agreement. Does the lender have the right to recall early? Yes If yes, detail Lender has right to recall all or any equivalent securities on any business day by giving such notice as agreed by the parties. The borrower must return the securities not later than the expiry of such notice in accordance with the lender’s instructions. Will the securities be returned on settlement? Equivalent Securities must be returned. If yes, detail any exceptions Absent default, there are no exceptions. Statement No

Appendix: Prescribed information pursuant to securities lending transaction disclosed under the substantial shareholding notice filed with ASX. Date: 22-Sep-2026 Company’s name: RIO TINTO LTD ISIN: AU000000RIO1 Date of change of relevant interests: 18-Sep-2026 Schedule Type of agreement Global Master Securities Lending Agreement ("GMSLA") Parties to agreement BANK JULIUS BAER & CO. AG vs JPMS PLC Transfer date Settlement Date 04-Sep-2026 Holder of voting rights Borrower Are there any restriction on voting rights Yes If yes, detail The borrower shall have no obligation to arrange for voting rights to be exercised in accordance with the instructions of the other party, unless otherwise agreed between the parties. Scheduled return date (if any) None Does the borrower have the right to return early? Yes If yes, detail Borrower has the right to terminate a loan and redeliver all and any equivalent securities due and outstanding to the lender in accordance with lender's instructions and lender shall accept such redelivery on a business day if notice of redelivery has been given within the standard market settlement period. Does the lender have the right to recall early? Yes If yes, detail Lender has right to recall all or any equivalent securities at any time by giving notice on any business day of not less than the standard settlement time provided notification is given by the lender within standard market settlement period for such equivalent securities on the exchange or in the clearing organisation through which the relevant borrowed securities were originally delivered. The borrower must return the securities not later than the expiry of such notice in accordance with the lender’s instructions. Will the securities be returned on settlement? Yes If yes, detail any exceptions No exceptions Statement If requested by the company to whom the prescribed form must be given, or if requested by ASIC, a copy of the agreement will be given to that company or ASIC.

Appendix: Prescribed information pursuant to securities lending transaction disclosed under the substantial shareholding notice filed with ASX. Date: 22-Sep-2026 Company’s name: RIO TINTO LTD ISIN: AU000000RIO1 Date of change of relevant interests: 18-Sep-2026 Schedule Type of agreement Global Master Securities Lending Agreement ("GMSLA") Parties to agreement Blackrock Advisors (UK) Limited ("lender") and J.P. Morgan Securities plc ("borrower") Transfer date Settlement Date 04-Dec-2025 10-Apr-2026 13-Apr-2026 15-Apr-2026 22-Apr-2026 24-Apr-2026 29-Apr-2026 15-May-2026 26-May-2026 29-May-2026 18-Jun-2026 10-Jul-2026 13-Jul-2026 15-Jul-2026 Holder of voting rights Borrower Are there any restriction on voting rights Yes If yes, detail The borrower shall have no obligation to arrange for voting rights to be exercised in accordance with the instructions of the other party, unless otherwise agreed between the parties. Scheduled return date (if any) None Does the borrower have the right to return early? Yes

If yes, detail Borrower has the right to terminate a loan and redeliver all and any equivalent securities due and outstanding to the lender in accordance with lender's instructions and lender shall accept such redelivery. Does the lender have the right to recall early? Yes. If yes, detail Lender has right to recall all or any equivalent securities at any time by giving notice on any business day of not less than the standard settlement time for such equivalent securities on the exchange or in the clearing organisation through which the relevant borrowed securities were originally delivered. The borrower must return the securities not later than the expiry of such notice in accordance with the lender’s instructions. Will the securities be returned on settlement? Yes If yes, detail any exceptions No exceptions Statement If requested by the company to whom the prescribed form must be given, or if requested by ASIC, a copy of the agreement will be given to that company or ASIC.

Appendix: Prescribed information pursuant to securities lending transaction disclosed under the substantial shareholding notice filed with ASX. Date: 22-Sep-2026 Company’s name: RIO TINTO LTD ISIN: AU000000RIO1 Date of change of relevant interests: 18-Sep-2026 Schedule Type of agreement Overseas Securities Lender's Agreement ("OSLA") Parties to agreement J.P. Morgan Securities Plc ("borrower") and Citibank N.A. acting as Agent ("lender") Transfer date Settlement Date 15-Jan-2026 04-May-2026 28-Jul-2026 Holder of voting rights Borrower Are there any restriction on voting rights Yes If yes, detail The borrower undertakes to use its best endeavours to arrange for the voting rights to be exercised in accordance with the instructions of the lender, provided that the lender uses its best endeavours to notify the borrower of its instructions in writing no later than 7 business days prior to the date upon which such votes are exercisable or as otherwise agreed between the parties. This undertaking is set out in clause 4(B)(vi) of the standard form OSLA. Scheduled return date (if any) None Does the borrower have the right to return early? Yes If yes, detail Borrower has right to return all and any equivalent securities early at any time in accordance with the lender’s instructions. Does the lender have the right to recall early? Yes

If yes, detail Lender has right to recall all or any equivalent securities at any time by giving notice on any business day of not less than the standard settlement time for such equivalent securities on the exchange or in the clearing organisation through which the relevant borrowed securities were originally delivered. The borrower must return the securities not later than the expiry of such notice in accordance with the lender’s instructions. Will the securities be returned on settlement? Yes If yes, detail any exceptions No exceptions Statement If requested by the company to whom the prescribed form must be given, or if requested by ASIC, a copy of the agreement will be given to that company or ASIC.

Appendix: Prescribed information pursuant to securities lending transaction disclosed under the substantial shareholding notice filed with ASX. Date: 22-Sep-2026 Company’s name: RIO TINTO LTD ISIN: AU000000RIO1 Date of change of relevant interests: 18-Sep-2026 Schedule Type of agreement Global Master Securities Lending Agreement ("GMSLA") Parties to agreement HSBC Bank plc (as agent) and J.P. Morgan Securities plc Transfer date Settlement Date 24-Jul-2026 29-Jul-2026 Holder of voting rights Borrower Are there any restriction on voting rights Yes If yes, detail The borrower shall have no obligation to arrange for voting rights to be exercised in accordance with the instructions of the other party, unless otherwise agreed between the parties. Scheduled return date (if any) None Does the borrower have the right to return early? Yes If yes, detail Borrower has the right to terminate a loan and redeliver all and any equivalent securities due and outstanding to the lender in accordance with lender's instructions and lender shall accept such redelivery on a business day if notice of redelivery has been given within the standard market settlement period. Does the lender have the right to recall early? Yes If yes, detail Lender has right to recall all or any equivalent securities at any time by giving notice on any business day of not less than the standard settlement time provided notification is given by the lender within standard market settlement period for such equivalent securities on the exchange or in the clearing organisation through which the relevant borrowed securities were originally delivered. The borrower must return the securities not later than the expiry of such notice in accordance with the lender’s instructions. Will the securities be returned on settlement? Yes If yes, detail any exceptions No exceptions Statement If requested by the company to whom the prescribed form must be given, or if requested by ASIC, a copy of the agreement will be given to that company or ASIC.

Appendix: Prescribed information pursuant to securities lending transaction disclosed under the substantial shareholding notice filed with ASX. Date: 22-Sep-2026 Company’s name: RIO TINTO LTD ISIN: AU000000RIO1 Date of change of relevant interests: 18-Sep-2026 Schedule Type of agreement Global Master Securities Lending Agreement ("GMSLA") Parties to agreement HSBC Bank plc (as agent) and J.P. Morgan Securities plc Transfer date Settlement Date 08-Oct-2025 23-Apr-2026 12-May-2026 29-Jul-2026 02-Sep-2026 15-Sep-2026 Holder of voting rights Borrower Are there any restriction on voting rights Yes If yes, detail The borrower shall have no obligation to arrange for voting rights to be exercised in accordance with the instructions of the other party, unless otherwise agreed between the parties. Scheduled return date (if any) None Does the borrower have the right to return early? Yes If yes, detail Borrower has the right to terminate a loan and redeliver all and any equivalent securities due and outstanding to the lender in accordance with lender's instructions and lender shall accept such redelivery on a business day if notice of redelivery has been given within the standard market settlement period. Does the lender have the right to recall early? Yes If yes, detail Lender has right to recall all or any equivalent securities at any time by giving notice on any business day of not less than the standard settlement time provided notification is given by the lender within standard market settlement period for such equivalent securities on the exchange or in the clearing organisation through which the relevant borrowed securities were originally delivered. The borrower must return the securities not later than the expiry of such notice in accordance with the lender’s instructions. Will the securities be returned on settlement? Yes If yes, detail any exceptions No exceptions Statement If requested by the company to whom the prescribed form must be given, or if requested by ASIC, a copy of the agreement will be given to that company or ASIC.

Appendix: Prescribed information pursuant to securities lending transaction disclosed under the substantial shareholding notice filed with ASX. Date: 22-Sep-2026 Company’s name: RIO TINTO LTD ISIN: AU000000RIO1 Date of change of relevant interests: 18-Sep-2026 Schedule Type of agreement Overseas Securities Lender’s Agreement (“OSLA”) Parties to agreement JPMorgan Chase Bank, N.A. (acting as agent) (“lender”) J.P. Morgan Securities plc (“borrower”) Transfer date Settlement Date 21-Oct-2025 24-Nov-2025 06-Jan-2026 13-Apr-2026 14-Apr-2026 05-May-2026 15-May-2026 03-Jun-2026 05-Jun-2026 10-Jun-2026 17-Jun-2026 29-Jul-2026 21-Aug-2026 31-Aug-2026 02-Sep-2026 15-Sep-2026 22-Sep-2026 Holder of voting rights Borrower Are there any restriction on voting rights Yes If yes, detail The borrower undertakes to use its best endeavors to arrange for the voting rights to be exercised in accordance with the instructions of the lender, provided that the lender uses its best endeavors to notify the borrower of its instructions in writing no later than 7 business days prior to the date upon which such votes are exercisable or as otherwise agreed between the parties. This undertaking is set out in clause 4(B)(vi) of the standard form OSLA. Scheduled return date (if any) None Does the borrower have the right to return early? Yes

If yes, detail Borrower has right to return all and any equivalent securities early at any time in accordance with the lender’s instructions. Does the lender have the right to recall early? Yes If yes, detail Lender has right to recall all or any equivalent securities at any time by giving notice on any business day of not less than the standard settlement time for such equivalent securities on the exchange or in the clearing organisation through which the relevant borrowed securities were originally delivered (and where there is a difference between the settlement time for sales and purchases on the relevant exchange or clearing organisation, the standard settlement time shall be the shorter of the two times). The borrower must return the securities not later than the expiry of such notice in accordance with the lender’s instructions. Will the securities be returned on settlement? Yes If yes, detail any exceptions No exceptions Statement If requested by the company to whom the prescribed form must be given, or if requested by ASIC, a copy of the agreement will be given to that company or ASIC.

Appendix: Prescribed information pursuant to securities lending transaction disclosed under the substantial shareholding notice filed with ASX. Date: 22-Sep-2026 Company’s name: RIO TINTO LTD ISIN: AU000000RIO1 Date of change of relevant interests: 18-Sep-2026 Schedule Type of agreement Master Overseas Securities Borrowing Agreement Parties to agreement J.P. Morgan Securities Plc ("borrower") and The Northern Trust Company as agent ("lender") Transfer date Settlement Date 27-Jul-2026 04-Aug-2026 19-Aug-2026 31-Aug-2026 01-Sep-2026 02-Sep-2026 04-Sep-2026 07-Sep-2026 Holder of voting rights Borrower Are there any restriction on voting rights Yes If yes, detail The borrower undertakes to use its best endeavours to arrange for the voting rights to be exercised in accordance with the instructions of the lender, provided that the lender uses its best endeavours to notify the borrower of its instructions in writing no later than 7 business days prior to the date upon which such votes are exercisable or as otherwise agreed between the parties. This undertaking is in clause 4(B)(vi) of the agreement. Scheduled return date (if any) None Does the borrower have the right to return early? Yes If yes, detail Borrower has the right to terminate a loan and redeliver all and any equivalent securities due and outstanding to the lender in accordance with lender's instructions and lender shall accept such redelivery. Does the lender have the right to recall early? Yes If yes, detail Lender has right to recall all or any equivalent securities at any time by giving notice on any business day of not less than the standard settlement time for such equivalent securities on the exchange or in the clearing organisation through which the relevant borrowed securities were originally delivered. The borrower must return the securities not later than the expiry of such notice in accordance with the lender’s instructions. Will the securities be returned on settlement? Yes If yes, detail any exceptions No exceptions Statement If requested by the company to whom the prescribed form must be given, or if requested by ASIC, a copy of the agreement will be given to that company or ASIC.

Appendix: Prescribed information pursuant to securities lending transaction disclosed under the substantial shareholding notice filed with ASX. Date: 22-Sep-2026 Company’s name: RIO TINTO LTD ISIN: AU000000RIO1 Date of change of relevant interests: 18-Sep-2026 Schedule Type of agreement Global Master Securities Lending Agreement ("GMSLA") Parties to agreement J.P. Morgan Securities plc ("borrower") and State St Bank and Trust Company as agent ("lender") Transfer date Settlement Date 21-Oct-2025 19-Nov-2025 04-Dec-2025 01-May-2026 15-May-2026 07-Jul-2026 15-Sep-2026 Holder of voting rights Borrower Are there any restriction on voting rights Yes If yes, detail The borrower shall have no obligation to arrange for voting rights to be exercised in accordance with the instructions of the other party, unless otherwise agreed between the parties. Scheduled return date (if any) None Does the borrower have the right to return early? Yes If yes, detail Borrower has the right to terminate a loan and redeliver all and any equivalent securities due and outstanding to the lender in accordance with lender's instructions and lender shall accept such redelivery.

Does the lender have the right to recall early? Yes If yes, detail Lender has right to recall all or any equivalent securities at any time by giving notice on any business day of not less than the standard settlement time for such equivalent securities on the exchange or in the clearing organisation through which the relevant borrowed securities were originally delivered. The borrower must return the securities not later than the expiry of such notice in accordance with the lender’s instructions. Will the securities be returned on settlement? Yes If yes, detail any exceptions No exceptions Statement If requested by the company to whom the prescribed form must be given, or if requested by ASIC, a copy of the agreement will be given to that company or ASIC.

Appendix: Prescribed information pursuant to securities lending transaction disclosed under the substantial shareholding notice filed with ASX. Date: 22-Sep-2026 Company’s name: RIO TINTO LTD ISIN: AU000000RIO1 Date of change of relevant interests: 18-Sep-2026 Schedule Type of agreement Global Master Securities Lending Agreement ("GMSLA") Parties to agreement SUMITOMO MITSUI TRUST BANK (U.S.A) LIMITED(AS AGENT) vs J.P. MORGAN SECURITIES PLC Transfer date Settlement Date 29-Jul-2026 Holder of voting rights Borrower Are there any restriction on voting rights Yes If yes, detail The borrower shall have no obligation to arrange for voting rights to be exercised in accordance with the instructions of the other party, unless otherwise agreed between the parties. Scheduled return date (if any) None Does the borrower have the right to return early? Yes If yes, detail Borrower has the right to terminate a loan and redeliver all and any equivalent securities due and outstanding to the lender in accordance with lender's instructions and lender shall accept such redelivery on a business day if notice of redelivery has been given within the standard market settlement period. Does the lender have the right to recall early? Yes If yes, detail Lender has right to recall all or any equivalent securities at any time by giving notice on any business day of not less than the standard settlement time provided notification is given by the lender within standard market settlement period for such equivalent securities on the exchange or in the clearing organisation through which the relevant borrowed securities were originally delivered. The borrower must return the securities not later than the expiry of such notice in accordance with the lender’s instructions. Will the securities be returned on settlement? Yes If yes, detail any exceptions No exceptions Statement If requested by the company to whom the prescribed form must be given, or if requested by ASIC, a copy of the agreement will be given to that company or ASIC.

Appendix: Prescribed information pursuant to securities lending transaction disclosed under the substantial shareholding notice filed with ASX. Date: 22-Sep-2026 Company’s name: RIO TINTO LTD ISIN: AU000000RIO1 Date of change of relevant interests: 18-Sep-2026 Schedule Type of agreement Overseas Securities Lender’s Agreement (“OSLA”) Parties to agreement The Bank of New York Mellon Corporation (formerly known as The Bank of New York) (acting as agent) (“lender”), J.P. Morgan Securities Plc (“borrower”) Transfer date Settlement Date 03-Dec-2025 22-Jul-2026 24-Jul-2026 Holder of voting rights Borrower Are there any restriction on voting rights Yes If yes, detail The borrower undertakes to use its best endeavours to arrange for the voting rights to be exercised in accordance with the instructions of the lender, provided that the lender uses its best endeavours to notify the borrower of its instructions in writing no later than 7 business days prior to the date upon which such votes are exercisable or as otherwise agreed between the parties. This undertaking is set out in clause 4(B)(ii) of the standard form OSLA. Scheduled return date (if any) None Does the borrower have the right to return early? Yes If yes, detail Borrower has right to return all and any equivalent securities early at any time in accordance with the lender’s instructions. Does the lender have the right to recall early? Yes If yes, detail Lender has right to recall all or any equivalent securities at any time by giving notice on any business day of not less than the standard settlement time for such equivalent securities on the exchange. The borrower must return the securities not later than the expiry of such notice in accordance with the lender’s instructions. Will the securities be returned on settlement? Yes If yes, detail any exceptions No exceptions Statement If requested by the company to whom the prescribed form must be given, or if requested by ASIC, a copy of the agreement will be given to that company or ASIC.

Appendix: Prescribed information pursuant to securities lending transaction disclosed under the substantial shareholding notice filed with ASX. Date: 22-Sep-2026 Company’s name: RIO TINTO LTD ISIN: AU000000RIO1 Date of change of relevant interests: 18-Sep-2026 Schedule Type of agreement Global Master Securities Lending Agreement ("GMSLA") Parties to agreement J.P. Morgan Securities plc ("borrower") and UBS Switzerland AG ("lender") Transfer date Settlement Date 15-Jul-2026 20-Jul-2026 31-Aug-2026 02-Sep-2026 07-Sep-2026 Holder of voting rights Borrower Are there any restriction on voting rights Yes If yes, detail The borrower shall have no obligation to arrange for voting rights to be exercised in accordance with the instructions of the other party, unless otherwise agreed between the parties. Scheduled return date (if any) None Does the borrower have the right to return early? Yes If yes, detail Borrower has the right to terminate a loan and redeliver all and any equivalent securities due and outstanding to the lender in accordance with lender's instructions and lender shall accept such redelivery. Does the lender have the right to recall early? Yes If yes, detail Lender has right to recall all or any equivalent securities at any time by giving notice on any business day of not less than the standard settlement time for such equivalent securities on the exchange or in the clearing organisation through which the relevant borrowed securities were originally delivered. The borrower must return the securities not later than the expiry of such notice in accordance with the lender’s instructions. Will the securities be returned on settlement? Yes If yes, detail any exceptions No exceptions Statement If requested by the company to whom the prescribed form must be given, or if requested by ASIC, a copy of the agreement will be given to that company or ASIC.